UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1 Notification of Major Holdings, dated 25 November 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BJ1F4N75

Issuer Name

MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

Morgan Stanley

City of registered office (if applicable)

 Country of registered office (if applicable)

US

Name	City of registered office	Country of registered office
Morgan Stanley	Wilmington, Delaware	USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

22-Nov-2022

6. Date on which Issuer notified

24-Nov-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	1.613431	5.129544	6.742975	22866999
Position of previous notification (if applicable)	3.165616	3.768863	6.934479

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		5471522		1.613431
Sub Total 8.A	5471522		1.613431%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option (Physically Settled)	21/04/2023	at any time	600	0.000177
Right of recall over securities lending agreements	at any time	at any time	235565	0.069463
Sub Total 8.B1			236165	0.069640%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	20/02/2023	at any time	Cash	4895621	1.443611
Equity Swap	14/07/2023	at any time	Cash	4636585	1.367227
Equity Swap	17/07/2023	at any time	Cash	175600	0.051781
Equity Swap	07/08/2023	at any time	Cash	3586918	1.057703
Equity Swap	06/12/2023	at any time	Cash	3863988	1.139405
Put Option (Physically Settled)	20/01/2023	at any time	Physical	200	0.000059
Put Option (Physically Settled)	21/04/2023	at any time	Physical	400	0.000118
Sub Total 8.B2				17159312	5.059904%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Morgan Stanley (Chain 1)
Morgan Stanley (Chain 1)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 1)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 1)	Morgan Stanley & Co. LLC
Morgan Stanley (Chain 2)
Morgan Stanley (Chain 2)	Morgan Stanley International Holdings Inc.
Morgan Stanley (Chain 2)	Morgan Stanley International Limited
Morgan Stanley (Chain 2)	Morgan Stanley Investments (UK)
Morgan Stanley (Chain 2)	Morgan Stanley & Co. International plc		5.059814	6.673245%
Morgan Stanley (Chain 3)
Morgan Stanley (Chain 3)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 3)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 3)	Morgan Stanley & Co. LLC
Morgan Stanley (Chain 3)	Prime Dealer Services Corp.
Morgan Stanley (Chain 4)
Morgan Stanley (Chain 4)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 4)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 4)	ETCM Holdings, LLC
Morgan Stanley (Chain 4)	E*TRADE Securities LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

24-Nov-2022

13. Place Of Completion

Glasgow

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 25 November 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer